UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36161

THE CONTAINER STORE GROUP, INC.

(Exact name of registrant as specified in its charter)

The Container Store, Inc.

500 Freeport Parkway

Coppell, Texas 75019

(972) 538-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common stock, par value $0.01 per share

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date: 1*

* The registrant is suspending its Section 15(d) reporting obligations with respect to the securities listed above in reliance on prior no-action positions taken by the staff of the Division of Corporation Finance of the Securities and Exchange Commission in relation to Rule 12h-3.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, The Container Store Group, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 4, 2025

The Container Store Group, Inc.

		By:	/s/ Jeffrey A. Miller
Name: Jeffrey A. Miller
Title: Chief Financial Officer